UNITED STATES OF AMERICA
               Before the
    SECURITIES AND EXCHANGE COMMISSION
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In the Matter of

NATIONAL FUEL GAS COMPANY                               THIRTY-FIFTH
NATIONAL FUEL RESOURCES, INC.                           CERTIFICATE
                                                        PURSUANT TO
File No. 70-7833                                          RULE 24

(Public Utility Holding Company Act of 1935)

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              In accordance  with the terms of the Order dated December 20, 1991 issued to National Fuel Gas Company ("National") authorizing National to acquire the common stock of National Fuel Resources, Inc. ("NFR") (File No. 70-7833, HCAR No. 35-25437), attached as Exhibit "A" is an Income Statement of NFR for the Three and Twelve Months ended September 30, 2000. Also attached as Exhibit "B" is the Balance sheet of NFR as of September 30, 2000.
              IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be signed this 13th day of November, 2000.

                                      NATIONAL FUEL RESOURCES, INC.



                                      By:  /s/ William M. Petmecky
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                                          William M. Petmecky, Secretary


                                      NATIONAL FUEL GAS COMPANY



                                      By:  /s/ James R. Peterson
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                                         James R. Peterson, Assistant Secretary